SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Delek US Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

24665A103

(CUSIP Number)

Jesse A. Lynn, Esq.

General Counsel

Icahn Enterprises L.P.

16690 Collins Avenue, PH-1

Sunny Isles Beach, FL 33160

(305) 422-4131

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 24665A103

1.       NAME OF REPORTING PERSON

CVR Energy, Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

6,240 (represents Shares underlying a forward contract. See Item 5)

8       SHARED VOTING POWER

0

9       SOLE DISPOSITIVE POWER

6,240 (represents Shares underlying a forward contract. See Item 5)

10       SHARED DISPOSITIVE POWER

0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,240 (represents Shares underlying a forward contract. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14       TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 24665A103

1.       NAME OF REPORTING PERSON

IEP Energy Holding LLC

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

6,981,800

8       SHARED VOTING POWER

6,240 (represents Shares underlying a forward contract. See Item 5)

9       SOLE DISPOSITIVE POWER

6,981,800

10       SHARED DISPOSITIVE POWER

6,240 (represents Shares underlying a forward contract. See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,988,040 (includes 6,240 Shares underlying a forward contract. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.43%

14       TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

CUSIP No. 24665A103

1.       NAME OF REPORTING PERSON

American Entertainment Properties Corp.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

6,988,040 (includes 6,240 Shares underlying a forward contract. See Item 5)

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

6,988,040 (includes 6,240 Shares underlying a forward contract. See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,988,040 (includes 6,240 Shares underlying a forward contract. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.43%

14       TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 24665A103

1.       NAME OF REPORTING PERSON

Icahn Enterprises Holdings L.P.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

6,988,040 (includes 6,240 Shares underlying a forward contract. See Item 5)

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

6,988,040 (includes 6,240 Shares underlying a forward contract. See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,988,040 (includes 6,240 Shares underlying a forward contract. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.43%

14       TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 24665A103

1.       NAME OF REPORTING PERSON

Icahn Enterprises G.P. Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

6,988,040 (includes 6,240 Shares underlying a forward contract. See Item 5)

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

6,988,040 (includes 6,240 Shares underlying a forward contract. See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,988,040 (includes 6,240 Shares underlying a forward contract. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.43%

14       TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 24665A103

1.       NAME OF REPORTING PERSON

Beckton Corp.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

6,988,040 (includes 6,240 Shares underlying a forward contract. See Item 5)

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

6,988,040 (includes 6,240 Shares underlying a forward contract. See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,988,040 (includes 6,240 Shares underlying a forward contract. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.43%

14       TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 24665A103

1       NAME OF REPORTING PERSON

Carl C. Icahn

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

6,988,040 (includes 6,240 Shares underlying a forward contract. See Item 5)

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

6,988,040 (includes 6,240 Shares underlying a forward contract. See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,988,040 (includes 6,240 Shares underlying a forward contract. See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.43%

14       TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on March 19, 2020 (the “Schedule 13D”), by CVR Energy, Inc., IEP Energy LLC (subsequently dissolved), IEP Energy Holding LLC, American Entertainment Properties Corp., Icahn Building LLC (subsequently dissolved), Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Carl C. Icahn (collectively, the “Reporting Persons”), with respect to the shares of common stock, par value $0.01 per share, of Delek US Holdings, Inc. (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5(a) and the first paragraph of Item 5(b) of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 6,988,040 Shares (including 6,240 Shares underlying a forward contract), representing approximately 9.43% of the Issuer's outstanding Shares (based upon the 74,124,937 Shares stated to be outstanding as of October 29, 2021 by the Issuer in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 5, 2021.

(b) CVI has sole voting power and sole dispositive power with regard to 0 Shares (excluding 6,240 Shares underlying a forward contract). Each of Energy Holding, AEP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Energy Holding has sole voting power and sole dispositive power with regard to 6,981,800. Each of AEP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. All such transactions were sales of Shares effected in the open market (in the case of Energy Holding) or dispositions of forward contracts (in the case of CVI), and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share ($)
Energy Holding	11/05/2021	(371,150)	$18.68
Energy Holding	11/08/2021	(41,830)	$18.51
Energy Holding	11/09/2021	(27,538)	$18.50
Energy Holding	11/15/2021	(40,000)	$18.60
Energy Holding	11/16/2021	(2,334)	$18.55

CVI	11/12/2021	(6,051)	$9.48
CVI	11/15/2021	(323,378)	$9.60

CVI	11/16/2021	(36,331)	$9.50

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2021

CVR ENERGY, INC.

By:	/s/ Dane J. Neumann

Name: Dane J. Neumann
Title: Executive Vice President and Chief Financial Officer

IEP ENERGY HOLDING LLC

By: American Entertainment Properties Corp., its sole member

By:	/s/ Ted Papapostolou

Name: Ted Papapostolou
Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:	/s/ Ted Papapostolou

Name: Ted Papapostolou
Title: Chief Accounting Officer

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ Ted Papapostolou

Name: Ted Papapostolou
Title: Chief Accounting Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ Ted Papapostolou

Name: Ted Papapostolou
Title: Chief Accounting Officer

BECKTON CORP.

By:	/s/ Irene March

Name: Irene March
Title: Vice President

/s/ Carl C. Icahn_____________

CARL C. ICAHN

[Signature Page of Amendment No. 10 to Schedule 13D – Delek US Holdings, Inc.]